Filed by Grab Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Altimeter Growth Corp.

Commission File No.: 001-39573

COMPETITOR’S FLIGHT TO NASDAQ

Grab is preparing a scenario to list in Nasdaq, aiming for a proceeds of RP65 trillion to fund its ambition to become Southeast Asia’s number one super app.

Tempo

By Retno Sulistyawati

Monday, April 26, 2021

Rohmat’s family uses the GrabFood service quite often. During the Ramadan fasting month, they mostly get their fast-breaking meals from the food delivery feature in Grab’s ride-hailing app. On Friday, April 23, Rohmat ordered pizza and nasi liwet (savory rice, cooked in coconut milk) to enjoy with his wife and children. “There’s a discount. Not bad,” he said. The discounts offered by Grab also makes Ratih, an employee in West Jakarta, a loyal customer. The mother of one uses GrabFood, GrabCar and GrabBike, as well as GrabExpress for delivering packages. “There are plenty of discount vouchers,” she said that Friday.

Grab continues to expand its services, from ride hailing to food deliveries, good deliveries, and digital payment. When it first arrived in 2014, the Malaysian app – now based in Singapore – has been a constant competitor of local player Gojek.

In mid-march, a month before reports of Gojek and Tokopedia’s merger plans came up, Grab stole their thunder. Grab Holdings Inc. announced its plan of an initial public offering (IPO) in one of America’s stock markets, NASDAQ.

In its exposure, Grab said a merger with Altimeter Growth Corp will precede the IPO, a special purpose acquisition company (SPAC) listed in NASDAQ under the ticker AGC. Then, after several months, the new company resulting from the merger will list with Nasdaq under the name GRAB.

Altimeter Growth and Grab will become subsidiaries that are fully owned by a new holding company. The new company is expected to have pro-forma equity of around US$39.6 billion or roughly Rp600 trillion.

Through the IPO, the merged company is expected to garner US$4.5 billion in proceeds – or around Rp65 trillion. It would be the biggest IPO value by a Southeast Asian company in an American stock exchange. The US$4 billion plus is the amount of offer from private investment in private equity (PIPE), which had been raised because of significant interest from investors. Meanwhile, Altimeter is committed to provide up to US$500 million in contingency investments.

PIPE is a pool of funds managed by Altimeter Capital Management. In it are a number of global investors such as BlackRock, Counterpoint Global (Morgan Stanley Investment Management), and T. Rowe Price Associates, Inc. There are also Singapore’s investment company Temasek and Malaysia’s Permodalan Nasional Berhad. Indonesian investors include several top conglomerates like the Djarum Group, the Sinar Mas Group, and the Sariaatmadja family.

As a form of long-term commitment by Altimeter to Grab, Altimeter’s sponsor that promotes the share plans on ‘locking’ the investment for three years. “We have always believed in long-term partnerships to drive impact on a large scale,” said Grab Group Chief Executive Officer (CEO) and co-founder Anthony Tan.

The proceeds from the IPO – a first for Grab - would be used to strengthen the company’s position as a super app in the Southeast Asian region. “The funds we get will be used to expand our mission and our plans in Southeast Asia,” Grab Country Managing Director for Indonesia Neneng Goenadi told Tempo on Thursday, April 22.

The online service market in Southeast Asia, especially in Indonesia, is still wide open. The latest report by e-Conomy SEA, published in November 2020, estimated the region’s turnover from the Internet-based economy to have reached US$100 billion last year, up by five percent from 2019. The figure is predicted to keep soaring, with an average annual growth of 24 percent until 2025, reaching a staggering US$309 billion.

Dubbed At full velocity: Resilient and Racing Ahead, the study supported by Google, Temasek, and Bain & Company placed Indonesia as the largest market regionally. By 2025, Indonesia’s digital economy pie is estimated to reach US$124 billion or Rp1,798 trillion in today’s currency.

Many believe that the super-apps’ corporate act also resulted from pressure on startup developers to generate profits fast. This was hinted last year, when Softbank reportedly joined in pushing for a merger between Grab and Gojek. Later on, the agenda faltered, and each company set up their own plan.

Gojek opted to join forces with Tokopedia. Meanwhile, Grab decided to fly to NASDAQ – not planning to partner with e-commerce platforms just yet. “That sector is not a playing field for us to compete in,” said Neneng.

According to her, Grab would instead seek advantage from e-commerce growth by improving delivery and payment services. Grab sees an opportunity to expand its business in the segment of delivery: good, daily necessities, and other packages. For the next few months, Grab will launch GrabMart and GrabAssistant services in more cities. “A wider network allows us to deliver from one point to another very efficiently,” Neneng remarked.

That way, there would be more small businesses that can benefit form Grab’s platform and logistics network. “In GrabExpress, we are introducing new features that will make long distance delivery more accessible,” said Neneng.

Neneng said that the level of online penetration in Southeast Asia is still low, creating opportunities for developments. As an example, she pointed to the region’s on-demand mobility services, which is only one-fifth of China’s. The same with the online penetration of food delivery services, which is only half that of China.

But Grab remains confident in Southeast Asia’s economy, which is considered as the most attractive and fastest growing, despite needing pushes towards digital transformation. “As Southeast Asian people continue to rely on online services to meet their daily needs, we respond in ways that are culturally appropriate and easily, accessible,” said Neneng.

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Grab Holdings Inc. (“Grab”), Grab Holdings Limited (“PubCo”) and Altimeter Growth Corp. (“AGC”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Grab, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of AGC and Grab, which are all subject change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of AGC or Grab is not obtained; the risk that the business combination disrupts current plans and operations of AGC or Grab as a result of the announcement and consummation of the business combination; the ability of Grab to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to Grab; the amount of redemption requests made by AGC’s shareholders and the amount of funds available in the AGC trust account; the overall level of demand for Grab’s services; general economic conditions and other factors affecting Grab’s business; Grab’s ability to implement its business strategy; Grab’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Grab’s business, Grab’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Grab’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Grab’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Grab’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Grab’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, AGC’s Quarterly Report on Form 10-Q and other documents filed by PubCo or AGC from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither AGC nor Grab presently know, or that AGC or Grab currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect AGC’s and Grab’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or AGC’s or Grab’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. AGC and Grab anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, AGC and Grab may elect to update these forward-looking statements at some point in the future, PubCo, AGC and Grab specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Grab nor AGC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing AGC’s or Grab’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Grab and AGC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Grab, AGC or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between Grab and AGC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of AGC for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to AGC’s shareholders in connection with AGC’s solicitation for proxies for the vote by AGC’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Grab’s shareholders in connection with the completion of the proposed business combination. AGC and PubCo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, AGC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that AGC will send to its shareholders in connection with the business combination. AGC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with AGC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about AGC, PubCo, Grab and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by AGC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to AGC. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

AGC, PubCo and Grab and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from AGC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AGC’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about AGC’s directors and executive officers in AGC’s final prospectus filed with the SEC on September 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.